     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 1996


                                                       REGISTRATION NO. 33-39477
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------


                         POST-EFFECTIVE AMENDMENT NO. 5


                                       to

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                COTTER & COMPANY
             (Exact name of Registrant as specified in its charter)

                  Delaware                                      36-2099896
          (State of Incorporation)                   (IRS Employer Identification No.)


                           8600 West Bryn Mawr Avenue


                          Chicago, Illinois 60631-3505


                                 (312) 695-5000

  (address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

           Kerry J. Kirby, Vice President and Chief Financial Officer
                                Cotter & Company

                           8600 West Bryn Mawr Avenue


                          Chicago, Illinois 60631-3505


                                 (312) 695-5000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:


Daniel T. Burns, Vice President and Secretary     William K. Blomquist, Esq.
               Cotter & Company                         Arnstein & Lehr
          8600 West Bryn Mawr Avenue                      Suite 1200
         Chicago, Illinois 60631-3505               120 S. Riverside Plaza
                (312) 695-5000                      Chicago, Illinois 60606


                               ------------------

        Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Post-Effective Amendment to the
                            Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
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                                COTTER & COMPANY

                               ------------------

                             CROSS REFERENCE SHEET

                                                                      CAPTION IN
                      ITEM IN FORM S-2                                PROSPECTUS
      -------------------------------------------------  -------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus...........  Forepart of Registration Statement
                                                         and Outside Front Cover Page of
                                                           Prospectus
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Available Information; Reports to
                                                         Securities Holders; Documents
                                                           Incorporated by Reference
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................  Summary; The Company; Description of
                                                           Common Stock
  4.  Use of Proceeds..................................  Use of Proceeds
  5.  Determination of Offering Price..................  Outside Front Cover Page of
                                                         Prospectus and Plan of Distribution
  6.  Dilution.........................................  Not Applicable
  7.  Selling Security Holders.........................  Not Applicable
  8.  Plan of Distribution.............................  Plan of Distribution
  9.  Description of Securities to be Registered.......  Description of Common Stock
 10.  Interests of Named Experts and Counsel...........  Not Applicable
 11.  Information with Respect to the Registrant.......  Summary; The Company; Dividends; Se-
                                                           lected Financial Data; Management's
                                                           Discussion and Analysis of
                                                           Financial Condition and Results of
                                                           Operations; Business; Distribution
                                                           of Patronage Dividends; Description
                                                           of Common Stock; Index to
                                                           Consolidated Financial Statements
 12.  Incorporation of Certain Information by
      Reference........................................  Documents Incorporated By Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 21, 1996

PROSPECTUS

                                COTTER & COMPANY


               10,660 SHARES CLASS A COMMON STOCK, $100 PAR VALUE

                            (IN UNITS OF TEN SHARES)


          THE COMMON STOCK OFFERED HEREUNDER IS OFFERED EXCLUSIVELY TO

                  RETAILERS OF HARDWARE AND RELATED PRODUCTS,
              IN CONNECTION WITH BECOMING MEMBERS OF THE COMPANY.
                      (SEE "PLAN OF DISTRIBUTION" HEREIN.)


      THE COMMON STOCK OFFERED HEREUNDER IS LIMITED AS TO TRANSFERABILITY

          BY ITS TERMS. THE COMPANY RETAINS AN AUTOMATIC LIEN AGAINST

               SUCH COMMON STOCK, AND DIVIDENDS ACCRUING THEREON,

                     FOR ANY INDEBTEDNESS DUE THE COMPANY.
                  (SEE "DESCRIPTION OF COMMON STOCK" HEREIN.)


     THERE IS NO EXISTING MARKET FOR THE COMMON STOCK OFFERED HEREUNDER AND

             THERE IS NO EXPECTATION THAT ANY MARKET WILL DEVELOP.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                                                            UNDERWRITING
       UNIT OF 10 SHARES OF              PRICE TO           DISCOUNTS AND         PROCEEDS TO
       CLASS A COMMON STOCK               PUBLIC             COMMISSIONS            COMPANY
--------------------------------------------------------------------------------------------------
Per Unit(1)........................        $1,000           See (2) Below          $1,000(3)
Total..............................      $1,066,000         See (2) Below        $1,066,000(3)


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(1) The shares will be offered only in units of 10 shares and no shareholder may purchase more than one such unit.

(2) There will be no underwriters. The subject stock will be sold directly by the Company at par value.

(3) There is no firm commitment for the sale of the securities offered hereunder; they will be sold from time to time by the Company. However, assuming the sale of all securities offered hereunder, and before deduction of approximately $50,000 for estimated expenses in connection with this offering, the total proceeds will be as shown above.
                               ------------------


                 THE DATE OF THIS PROSPECTUS IS APRIL   , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C., 20549 at prescribed rates.

                          REPORTS TO SECURITY HOLDERS

     Each year the Company distributes to its stockholder-Members an annual report containing consolidated financial statements reported upon by a firm of independent auditors. The Company may, from time to time, also furnish to its stockholder-Members interim reports, as determined by management.

                      DOCUMENTS INCORPORATED BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 filed pursuant to Section 15(d) of the Exchange Act is incorporated herein by reference. All documents filed by the Company pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Registration Statement incorporates). Requests for such copies should be directed to Kerry J. Kirby, Vice President and Chief Financial Officer, Cotter & Company, 8600 West Bryn Mawr Avenue, Chicago, IL 60631-3505, (312) 695-5000.

                                    SUMMARY

     This Summary is qualified in its entirety by the detailed information and the Company's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.


     Cotter & Company (the "Company"), located at 8600 West Bryn Mawr Avenue, Chicago, Illinois, 60631-3505, telephone number (312) 695-5000, is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.



     The Company's Class A common stock being offered hereby is offered exclusively to retailers of hardware and related merchandise, in connection with becoming Members of the Company. The Class A common stock (which is the sole voting stock) is offered only in ten (10) share units, and no party may acquire more than one unit; thus control of the Company is equally distributed among the stockholder-Members. Sales of Class A common stock are made for cash.


     Membership entitles a Member to use certain Company trademarks and trade names, including the federally registered collective membership trademark indicating membership in "True Value(R) Hardware Stores". Membership also entitles the Member to receive annual patronage dividends based upon the Member's purchases from the Company. In accordance with the Company's By-Laws and Retail Member Agreement (the "Agreement"), the annual patronage dividend is paid to Members out of the gross margins from operations and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors.


     The Class A common stock being offered hereby is limited as to transferability in that the Company has a ninety (90) day right of first refusal to repurchase, at book value, a Member's stock before such stock can otherwise be disposed of. Additionally, the Company retains an automatic lien on the Class A common stock, and dividends accruing thereon, for any indebtedness due the Company. The Company is obligated to repurchase a Member's Class A common stock and the Member is obligated to sell such stock, at book value, in accordance with the terms and conditions set forth in the Company's By-Laws upon termination of the Agreement. The Agreement may be terminated by either the Company or the Member upon sixty (60) days written notice. Termination by the Company requires approval by a two-thirds vote of the Board of Directors, except in the following circumstances where the Company has the right to immediately terminate the Agreement: the Member becomes insolvent, commits any act of bankruptcy, files a voluntary petition in bankruptcy, is adjudicated as bankrupt, or commits a breach of any obligation under the Agreement, which breach is not cured within ten (10) days after written notice to the Member by the Company.



     There is no existing market for the Class A common stock offered hereunder and there is no expectation that any market will develop.



     The Company intends to use the proceeds of this offering primarily for general working capital purposes, including the purchase of merchandise for resale to Members.

                                  THE COMPANY


     The Company was organized as a Delaware corporation in 1953. Upon its organization, it succeeded to the business of Cotter & Company, an Illinois corporation organized in 1948. The Company's principal executive offices are located at 8600 West Bryn Mawr Avenue, Chicago, Illinois, 60631-3505. Its telephone number is (312) 695-5000.



     The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.



     The Company serves approximately 5,600 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), Illinois and New York (approximately 6% each), Pennsylvania and Texas (approximately 5% each) and Michigan, Ohio and Wisconsin (approximately 4% each).


                                USE OF PROCEEDS


     The proceeds to be received from this offering will be used by the Company primarily for general working capital purposes, including the purchase of merchandise for resale to Members and the maintenance of adequate inventory levels. Until used as provided herein, the net proceeds of the sale of the Class A common stock may be invested in short-term commercial paper, bank certificates of deposit, government securities, repurchase agreements, or other similar short-term investments.



     The Company will use its best efforts to sell the Class A common stock being offered hereunder but can give no assurances that all such Class A common stock will be sold. As a result, the Company may not receive the entire amount of estimated proceeds from the sale of said Class A common stock.


                              PLAN OF DISTRIBUTION


     The Company's Class A common stock being offered hereby is offered exclusively to retailers of hardware and related merchandise, in connection with becoming Members of the Company. Each independent retailer who applies to become a stockholder-Member must subscribe for ten (10) shares of the Company's Class A common stock, $100 par value, having a total purchase price of $1,000. All sales of the Class A common stock will be made for cash.



     Sales of Class A common stock are primarily made through the Company's registered securities agent(s) but only after the executive officers of the Company approve the admission of a new Member. Neither the Company's executive officers nor its agent(s) receive any special or separate compensation or commission in connection with the admission of new Members and concomitant sales of Class A common stock. Although the Company's retail support representatives frequently are the Company's initial contact with potential new Members, they do not, and are not empowered to, admit new Members to the Company.

                                   DIVIDENDS


     Other than the payment of patronage dividends, including the redemption of some nonqualified written notices of allocation, the Company has not paid dividends on its Class A common stock or Class B common stock. The Board of Directors does not plan to pay dividends on either class of stock. Dividends (other than patronage dividends) on the Class A common stock (which is being registered herein) and Class B common stock, subject to the provisions of the Company's Certificate of Incorporation, may be declared out of gross margins of the Company, other than gross margins from operations with or for Members and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the common stock, subject to the provisions of the Certificate of Incorporation. See "Distribution of Patronage Dividends" and "Description of Common Stock".


                            SELECTED FINANCIAL DATA


                                                             FOR THE FISCAL YEARS
                                        --------------------------------------------------------------
                                           1995         1994         1993         1992         1991
                                        ----------   ----------   ----------   ----------   ----------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues..............................  $2,437,002   $2,574,445   $2,420,727   $2,356,468   $2,139,887
Gross margins.........................  $  202,068   $  223,331   $  217,921   $  216,608   $  197,745
Net margins...........................  $   59,037   $   60,318   $   57,023   $   60,629   $   59,425
Patronage dividends...................  $   60,140   $   60,421   $   54,440   $   60,901   $   60,339
Total assets..........................  $  819,576   $  868,785   $  803,528   $  833,372   $  763,109
Long-term debt and obligations under
  capital leases......................  $   79,213   $   75,756   $   69,201   $   72,749   $   13,335
Promissory (subordinated) and
  instalment notes payable............  $  186,335   $  199,099   $  217,996   $  235,695   $  235,289
Redeemable Class A common stock.......  $    5,294   $    6,370   $    6,633   $    6,857   $    7,077
Redeemable Class B common stock.......  $  113,062   $  116,663   $  110,773   $  108,982   $  104,151
Book value per share of Class A common
  stock and Class B common stock(a)...  $   102.68   $   103.57   $   103.85   $   101.42   $   102.50


---------------

(a) The book value per share of the Company's Class A common stock and Class B common stock is the value, determined in accordance with generally accepted accounting principles, of such shares as shown by the respective year-end consolidated balance sheets of the Company, included elsewhere herein as reported on by the Company's independent auditors, after eliminating therefrom all value for goodwill, and other intangible assets and any retained earnings specifically appropriated by the Company's Board of Directors.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


  FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994



     In fiscal year 1995, Cotter & Company revenues were $2,437,002,000, a decrease of 5.3% from fiscal year 1994. This decrease was attributable to the phase-out of the V&S(R) Variety division and the sale of the General Power Equipment manufacturing division. Comparable sales categories were flat with the prior year due to the soft economy and unusual weather in the United States, combined with the declining sales in Mexico. In addition, the Company expanded the Pinpoint Pricing program which reduced the selling price of many core hardware and related products.



     Overall merchandise gross margins, as a percentage of revenues, decreased for the fourth year in a row. This reduction in gross margin percentage was the result of an expanded Pinpoint Pricing program and the withdrawal from the resigned businesses of V&S(R) Variety division and General Power Equipment manufacturing division.



     Warehouse, general and administrative expenses decreased by $18,652,000 or 14.0% compared to the prior year. As a percentage of revenue, these expenses were 4.7% in 1995 compared to 5.2% in 1994. The decrease in operating expenses was attributable to continued efforts to reduce operating costs, an expense recovery associated with prior years' favorable risk loss experience and efficiencies derived from the resigned businesses.



     Interest paid to Members decreased by $2,267,000 or 9.9% primarily due to a lower average principal balance and a decrease in the average interest rate.



     Other interest increased due to the increase in the Cotter & Company term note program.



     Net margins were $59,037,000 for the year ended December 30, 1995 compared to $60,318,000 for the year ended December 31, 1994.


  FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

     In fiscal year 1994, the Company's revenues increased $153,718,000 from last year. Total revenues grew to $2,574,445,000, an increase of 6.4%. The improvement resulted from increased merchandise shipments to existing Members.

     Classes of merchandise with the strongest percentage increases in fiscal year 1994 were Lumber and Building Materials, up 11.9%; Farm and Garden Supplies, up 8.9%; Hardware Goods, up 7.3%; Appliances and Housewares, up 7.0%; and Variety and Related Goods, up 6.4%. The South Central region of the United States showed the largest growth at 9.4%. Other regions showing strong growth were the Southeast at 8.1%; the Northeast at 7.2%; and North Central at 7.1%.

     Consolidated gross margins increased by $5,410,000 or 2.5% but as a percentage of revenues decreased to 8.7% from 9.0% reflecting a change in the Company's sales mix from warehouse to direct shipments, combined with the new Pinpoint Pricing program and more promotionally oriented merchandising programs.

     Warehouse, general and administrative expenses remained comparable with the previous year but expressed as a percentage of revenues decreased to 5.2% from 5.5% due to the Company's continuing efforts to reduce operating costs.

     Interest paid to Members decreased by $1,564,000 or 6.4% primarily due to a lower average interest rate.

     Net margins were $60,318,000 for the year ended December 31, 1994 compared to $57,023,000 for the year ended January 1, 1994. The fiscal year 1993 net margins include a one-time gain on the sale of properties of $5,985,000 offset by the related income tax of $2,162,000.

LIQUIDITY AND CAPITAL RESOURCES


     Cash and cash equivalents in fiscal year 1995 increased $20,642,000 to $22,473,000. This improvement was primarily due to improved cash flow from operating activities, which was $106,640,000 for the year ended December 30, 1995 compared to $88,663,000 for the year ended December 31, 1994. This improvement in cash flow from operating activities was the result of better management of current assets. Inventories decreased by $69,436,000 during fiscal year 1995. Much of this reduction can be attributed to the sale of the V&S(R) Variety and General Power Equipment Manufacturing divisions. This was accomplished with no reduction in the Company's ability to provide merchandise to Members. This decrease in inventory was offset partially by a corresponding decrease in accounts payable of $36,584,000 and short-term borrowings of $6,672,000 from fiscal year 1994 to fiscal year 1995.



     Cash flows of $19,265,000 used for investing activities were comparable to the previous year. Financing activities required $66,733,000 for the year ended December 30, 1995 compared to $70,025,000 a year earlier.



     At December 30, 1995, net working capital decreased to $202,999,000 from $221,054,000 at December 31, 1994. The current ratio of 1.47 for December 30, 1995 is comparable to last year.



     The Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances, which amount to $63,000,000 at December 30, 1995. The Company pays commitment fees for these lines. The borrowings under these agreements were $2,657,000 at December 30, 1995 and $9,329,000 at December 31, 1994.



     The Company's capital is primarily derived from redeemable Class A common stock and retained earnings, together with promissory (subordinated) notes and redeemable nonvoting Class B common stock issued in connection with the company's annual patronage dividend. Funds derived from these capital resources are usually sufficient to satisfy long-term capital needs.



     Total capital expenditures, including those made under capital leases, were $28,912,000 in fiscal year 1995 compared to $21,427,000 in fiscal year 1994 and $13,382,000 in fiscal year 1993. These capital expenditures were principally related to additional equipment and technological improvements at the regional distribution centers and National Headquarters. Funding of capital expenditures in fiscal year 1996 is anticipated to come from operations and external sources, if necessary. On December 29, 1995, the Company finalized a private shelf agreement for available borrowings of up to $50,000,000.

                                    BUSINESS


     The Company is a Member-owned wholesaler of hardware and related merchandise. It is the largest wholesaler of hardware and related merchandise in the United States. The Company also manufactures paint and paint applicators. For reporting purposes, the Company operates in a single industry as a Member-owned wholesaler cooperative.


     Membership entitles a Member to use certain Company trademarks and trade names, including the federally registered collective membership trademark indicating membership in "True Value(R) Hardware Stores". The "True Value(R)" collective membership mark has a present expiration date of January 2, 2003.


     The Company serves approximately 5,600 True Value(R) Hardware Stores throughout the United States. Primary concentrations of Members exist in California (approximately 8%), Illinois and New York (approximately 6% each), Pennsylvania and Texas (approximately 5% each) and Michigan, Ohio and Wisconsin (approximately 4% each).


     The Company's total sales of merchandise to its U.S. Members were divided among the following general classes of merchandise:


                                                               FOR THE FISCAL YEARS
                                                               ---------------------
                                                               1995    1994    1993
                                                               -----   -----   -----
          Hardware Goods.....................................  22.3%   20.1%   20.0%
          Electrical and Plumbing............................  17.7%   15.8%   16.3%
          Painting and Cleaning..............................  13.3%   14.4%   14.9%
          Farm and Garden....................................  13.3%   12.5%   12.3%
          Lumber and Building Materials......................  12.7%   12.9%   12.3%
          Appliances and Housewares..........................  11.7%   10.4%   10.3%
          Sporting Goods and Toys............................   9.0%   13.9%   13.9%



     The Company serves its Members by purchasing products in quantity lots and selling them to Members in smaller lots, passing along any savings to Members in the form of lower prices and/or patronage dividends. The Company holds conventions and meetings for its Members in order to keep them better informed as to industry trends and the availability of new merchandise. The Company also provides each of its Members with an illustrated price catalog showing the products available from the Company. The Company's sales to its Members are divided into three categories, as follows: (1) warehouse shipment sales (approximately 48% of total sales); (2) direct shipment sales (approximately 42% of total sales); and (3) relay sales (approximately 10% of total sales). Warehouse shipment sales are sales of products purchased, warehoused, and resold by the Company upon orders from the Members. Direct shipment sales are sales of products purchased by the Company but delivered directly to Members from manufacturers. Relay sales are sales of products purchased by the Company in response to the requests of several Members for a product which is not normally held in inventory and is not susceptible to direct shipment. Generally, the Company will give notice to all Members of its intention to purchase products for relay shipment and then purchases only so many of such products as the Members order. When the product shipment arrives at the Company, it is not warehoused; rather, the Company breaks up the shipment and "relays" the appropriate quantities to the Members who placed orders.


     The Company also manufactures paint and paint applicators. The principal raw materials used by the Company are chemicals. All raw materials are purchased from outside sources. The Company has been able to obtain adequate sources of raw materials and other items used in production and no shortages of such materials which will materially impact operations are currently anticipated.

     The Company annually sponsors two "markets" (one in the Spring and one in the Fall). In fiscal year 1996, these markets will be held in St. Louis, Missouri. Members are invited to the markets and generally place substantial orders for delivery during the period prior to the next market. During such markets, new merchandise and seasonal merchandise for the coming season is displayed to attending Members.



     As of February 24, 1996 and February 25, 1995, the Company had a backlog of firm orders (including relay orders) of approximately $23,000,000 and $21,000,000, respectively. It is anticipated that the entire backlog existing at February 24, 1996 will be filled by April 30, 1996. The Company's backlog at any given time is made up of two principal components: (i) normal resupply orders and (ii) market orders for future delivery. Resupply orders are orders from Members for merchandise to keep inventories at normal levels. Generally, such orders are filled the day following receipt, except that relay orders for future delivery (which are in the nature of resupply orders) are not intended to be filled for several months. Market orders for future delivery are Member orders for new or seasonal merchandise given at the Company's two markets, for delivery during the several months subsequent to the markets. Thus, the Company will have a relatively high backlog at the end of each market which will diminish in subsequent months until the next market.



     The retail hardware industry is characterized by intense competition. Independent retail hardware businesses served by the Company continue to face intense competition from chain stores, discount stores, home centers, and warehouse operations. Increased operating expenses for the retail stores, including increased costs due to longer open-store hours and higher rental costs of retail space, have cut into operating margins and brought pressures for lower merchandise costs, to which the Company has been responsive through a retail oriented competitive pricing strategy on high turnover, price sensitive items (Pinpoint Pricing program). The trueAdvantage program was introduced in 1995 to promote higher retail standards in order to build consumer goodwill and create a positive image for all True Value stores.



     The Company competes with other Member-owned and non-member-owned wholesalers as a source of supply and merchandising support for independent retailers. Competitive factors considered by independent retailers in choosing a source of supply include pricing, servicing capabilities, promotional support and merchandise selection and quality. Increased operating expenses and decreased margins have resulted in several non-member-owned wholesalers withdrawing from business.



     The Company, through a Canadian subsidiary, owns a majority equity interest in Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian wholesaler of hardware, variety and related merchandise. This cooperative serves approximately 430 True Value(R) and V&S(R) Stores, all located in Canada. The cooperative has approximately 340 employees and generated less than 5% of the Company's consolidated revenue in fiscal year 1995.


     The Company operates several other subsidiaries, most of which are engaged in businesses providing additional services to the Company's Members. In the aggregate, these subsidiaries are not significant to the Company's results of operations.


     The Company employs approximately 3,500 persons in the United States on a full-time basis. Due to the widespread geographical distribution of the Company's operations, employee relations are governed by the practices prevailing in the particular area and are generally dealt with locally. Approximately 34% of the Company's hourly-wage employees are covered by collective bargaining agreements which are generally effective for periods of three or four years. In general, the Company considers its relationship with its employees to be good.

                      DISTRIBUTION OF PATRONAGE DIVIDENDS

     The Company operates on a cooperative basis with respect to business done with or for Members. All Members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each Member. In accordance with the Company's By-Laws and Retail Member Agreement; the annual patronage dividend is paid to Members out of the gross margins from operations and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors.

     Patronage dividends are usually paid to Members within 60 days after the close of the Company's fiscal year; however, the Internal Revenue Code (the "Code") permits distribution of patronage dividends as late as the 15th day of the ninth month after the close of the Company's fiscal year, and the Company may elect to distribute the annual patronage dividend at a later time than usual in accordance with the provisions of the Code.


     The Company's By-Laws provide for the payment of year-end patronage dividends, after payment of at least 20% of such patronage dividends in cash, in qualified written notices of allocation including (i) Class B nonvoting common stock based on book value thereof, to a maximum of 2% of the Member's net purchases of merchandise from the Company for the year (except in unusual circumstances of individual hardships, in which case the Board of Directors reserves the right to make payments in cash), (ii) promissory (subordinated) notes, or (iii) other property. The Company may also issue nonqualified written notices of allocation to its Members as part of its annual patronage dividend.



     In determining the form of the annual patronage dividend, a Member's required investment in Class B common stock of the Company had been limited by the Board of Directors to an amount in the aggregate not exceeding an amount (computed on the basis of par value thereof and to the nearest multiple of $100) equal to (i) two percent (2%) of a Member's net purchases of direct shipment sales from the Company and purchases of direct shipment sales of "Competitive Edge Program Lumber" materials computed separately at one percent (1%), (ii) four percent (4%) of a Member's net purchases of relay sales from the Company and (iii) eight percent (8%) of a Member's net warehouse purchases from the Company in the year of the highest total net purchases of the three preceding years. In 1995, the Board of Directors adopted a plan to continue to adequately capitalize the Company, as a result, effective with the 1996 patronage dividend, these percentages may be changed. In that each Member has equal voting power (voting rights being limited to Class A common stock), acquisition of Class B common stock as patronage dividends generally results in the larger-volume Members having greater common stock equity in the Company but a lesser proportionate voting power per dollar of common stock owned than smaller-volume Members.


PAYMENT OF PATRONAGE DIVIDENDS IN ACCORDANCE WITH THE INTERNAL REVENUE CODE

     The Code specifically provides for the taxation of cooperatives (such as the Company) and their patrons (such as the Company's Members) so as to ensure that the business earnings of cooperatives are currently taxable either to the cooperatives or to the patrons.


     The shares of Class B common stock and the promissory (subordinated) notes distributed by the Company to its Members as partial payment of the patronage dividend are "written notices of allocation" within the meaning of that phrase as used in the Code. In order that such written notices of allocation shall be deducted from earnings in determining taxable income of the Company, it is necessary that the Company pay 20% or more of the annual patronage dividend in cash and that the Members consent to having the allocations (at their stated dollar amount) treated as being constructively received by them and includable in their gross income. These conditions being met, the shares of Class B common stock and the promissory (subordinated) notes distributed in payment of patronage dividends become "qualified written notices of allocation" as that phrase is used in the Code. Section 1385(a) of the Code provides, in substance, that the amount of any patronage dividend which is paid in money or in qualified written notices of allocation shall be included in the gross income of the patron (Member) for the taxable year in which it receives such money or such qualified written notices of allocation.



     Thus, every year each Member may receive, as part of the Member's patronage dividend, non-cash "qualified written notices of allocation", which may include Class B common stock or promissory (subordinated) notes, the stated dollar amount of which must be recognized as gross income for the taxable year in which received. The portion of the patronage dividend paid in cash (at least 20%) may be insufficient, depending on the tax bracket in each Member's case, to provide funds for the payment of income taxes for which the Member will be liable as a result of the receipt of the entire patronage dividend, including cash, Class B common stock and promissory (subordinated) notes.



     In response to the provisions of the Code, the Company's By-Laws provide for the treatment of the shares of Class B common stock, promissory (subordinated) notes and such other notices as the Board of Directors may determine, distributed in payment of patronage dividends as "qualified written notices of allocation." The By-Laws provide in effect:



          (i) for payment of patronage dividends partly in cash, partly in qualified written notices of allocation (including the Class B common stock and promissory (subordinated) notes as described above), other property or in nonqualified written notices of allocation, and


          (ii) that membership in the organization (i.e. the status of being a Member of the Company) shall constitute consent by the Member to take the qualified written notices of allocation or other property into account in the Member's gross income as provided in Section 1385(a) of the Code.

     Under the provisions of the Code, persons who become or became Members of the Company or who retained their status as Members after adoption of the By-Laws providing that membership in the organization constitutes consent, and after receiving written notification and a copy of the By-Laws are deemed to have consented to the tax treatment of the cash and the qualified written notices of allocation in which the patronage dividends are paid, in accordance with Section 1385(a) of the Code. Written notification of the adoption of the By-Laws and its significance, and a copy of the By-Laws, were sent to each then existing Member and have been, and will continue to be, delivered to each party that became, or becomes a Member thereafter. Such consent is then effective except as to patronage occurring after the distributee ceases to be a Member of the organization or after the By-Laws of the organization cease to contain the provision with respect to the above described consent.

     Each year since 1978, the Company has paid its Members 30% of the annual patronage dividend in cash in respect to patronage (excluding nonqualified written notices of allocation) occurring in the preceding year. It is the judgment of management that the payment of 30% or more of patronage dividends in cash will not have a material adverse effect on the operations of the Company or its ability to maintain adequate working capital for the normal requirements of its business. However, the Company is obligated to distribute only 20% of the annual patronage dividend (excluding nonqualified written notices of allocation) in cash and it may distribute this lesser percentage in future years.


     In order to avoid the administrative inconvenience and expense of issuing separate certificates representing shares of Class B common stock and separate promissory (subordinated) notes to each Member, the

Company deposits a bulk certificate and a bulk promissory (subordinated) note with Harris Trust and Savings Bank, Chicago, Illinois for safekeeping for and on behalf of its Members and sends a written notice to each Member of these deposits and the allocation thereof to such Member. Each Member is, and is shown on the books of the Company as, the registered owner of his allocation of Class B common stock and promissory (subordinated) notes. Upon written request to the Company, a Member can obtain a certificate for all or any portion of his Class B common stock and a note or notes for all or any portion of the amount allocated to his account.


                                   MANAGEMENT

     The directors and principal executive officers of the Company are as follows:


    NAME (AGE)                                          OFFICE
    ----------                                          ------
    Karen M. Agnew (53)...............................  Vice President and Assistant
                                                        Secretary
    Joe W. Blagg (46).................................  Director
    Daniel T. Burns (45)..............................  Vice President and Secretary
    Danny R. Burton (49)..............................  Vice President
    David W. Christmas (47)...........................  Vice President
    William M. Claypool, III (73).....................  Director
    Samuel D. Costa, Jr. (54).........................  Director
    Daniel A. Cotter (61).............................  President, Chief Executive Officer
                                                        and Director
    Leonard C. Farr (74)..............................  Director
    William M. Halterman (48).........................  Director
    Robert F. Johnson (52)............................  Vice President
    Jerrald T. Kabelin (58)...........................  Director
    Kerry J. Kirby (49)...............................  Vice President, Chief Financial
                                                        Officer and Treasurer
    Charles L. Kremers (45)...........................  Vice President
    Robert J. Ladner (49).............................  Chairman of the Board and Director
    John F. Lottes III (55)...........................  Director
    Lewis W. Moore (83)...............................  Director
    Kenneth M. Noble (38).............................  Director
    Steven J. Porter (43).............................  Executive Vice President and Chief
                                                          Operating Officer
    Richard L. Schaefer (66)..........................  Director
    John P. Semkus (49)...............................  Vice President
    George V. Sheffer (43)............................  Director
    Dennis A. Swanson (56)............................  Director
    John M. West, Jr. (43)............................  Director


     During the past five years, the principal occupation of each director of the Company, other than Daniel A. Cotter, was the operation of retail hardware stores.

                          DESCRIPTION OF COMMON STOCK


     DIVIDEND RIGHTS. Dividends (other than patronage dividends) upon the Class A common stock (which is being registered herein) and Class B common stock, subject to the provisions of the Company's Certificate of Incorporation, may be declared out of gross margins of the Company, other than gross margins from operations with or for Members and other patronage source income, after deduction for expenses, reserves and provisions authorized by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the common stock, subject to the provisions of the Certificate of Incorporation (See "Dividends").



     VOTING RIGHTS. The Class A common stock, which is the sole voting stock, is offered only in ten (10) share units, and no party may acquire more than one unit; thus control of the Company is equally distributed among all stockholder-Members. The holders of Class A common stock have the exclusive voting power upon all questions submitted to shareholders, being entitled to one vote per share, with the right of "cumulative voting" in the election of directors. Pursuant to the Certificate of Incorporation and By-Laws of the Company, the Board of Directors consists of directors who are elected for staggered three-year terms.



     LIQUIDATION RIGHTS. Upon dissolution, liquidation or winding up of the Company, voluntary or involuntary, the assets are to be divided among and distributed ratably to the holders of shares of Class A common stock and Class B common stock pro rata in accordance with their holdings and without preference as between the classes.



     PREEMPTIVE RIGHTS. Each shareholder has the right to purchase, and must purchase when he becomes a shareholder-Member, ten (10) shares of Class A common stock. No shares of Class A common stock shall be issued or sold except in such units and under such circumstances as will assure that every holder of Class A common stock shall own an identical number of said shares. No shares of Class B common stock shall be issued or sold except to parties who are, at the time of issuance, a holder of shares of Class A common stock.



     REDEMPTION PROVISIONS. The Retail Member Agreement (the "Agreement") may be terminated by either the Company or the Member on sixty (60) days' written notice. Termination by the Company requires approval by a two-thirds vote of the Board of Directors, except in the following circumstances where the Company has the right to immediately terminate the Agreement: the Member becomes insolvent, commits any act of bankruptcy, files a voluntary petition in bankruptcy, is adjudicated as bankrupt, or commits a breach of any obligation under the Agreement, which breach is not cured within ten (10) days after written notice to the Member by the Company. In the event the Agreement is terminated, the Company undertakes to purchase and the Member is required to sell all of his Class A common stock and Class B common stock at a price equal to the book value thereof. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual installments which bears interest at the same rate per annum as the Promissory (subordinated) notes most recently issued as part of the Company's annual patronage dividend.



     SHAREHOLDERS. As of February 24, 1996, there were 5,222 shareholders of Class A common stock and 5,197 shareholders of Class B common stock.



     OTHER RESTRICTIONS AND RIGHTS. (a) There are no conversion rights, sinking fund provisions, or liability to further calls or assessment by the Company in regard to the Class A common stock.



     (b) The Company is given an automatic lien to secure the payment of any indebtedness due the Company from any shareholder of record upon the Class A common stock and Class B common stock shares of such shareholder and upon any declared and unpaid dividends thereon.

     (c) There is no existing market for the Class A common stock being offered. Whenever any shareholder may desire to dispose in any manner, by sale, gift or otherwise, of all or any part of his shares of either class of common stock, and whenever any shareholder dies or suffers any other event giving rise to voluntary or involuntary transfer, by operation of law or otherwise, of all or part of his said shares, the Company is given the option, exercisable within ninety (90) days following the date upon which it receives written notice from the shareholder, his heirs, executors, personal representatives or other party in interest, as the case may be, of the intended disposition or of the death of the shareholder or other event giving rise to voluntary or involuntary transfer of the shares, to repurchase all shares referred to in the notice. The option price in the case of either class of common stock is the book value thereof, as of the date of the most recently audited consolidated financial statements of the Company. Any disposition or attempted disposition or transfer, voluntary or involuntary, of common stock of the Company is null and void and confers no rights upon the transferee unless and until the Company has been given the required notice and has failed to exercise its option to purchase within the specified time. The above restrictions do not apply, in the case of a pledge by a shareholder of any of his shares in a bona fide transaction as security for a debt, until the pledge or lienholder forecloses the pledge or lien. The above restrictions do not apply at all in the case of a Class B common stock disposition to a person who prior thereto is the owner of shares of Class A common stock of the Company.


                                 LEGAL MATTERS


     The legality of the issuance of the Class A common stock offered hereby will be passed upon for the Company by Messrs. Arnstein & Lehr, Suite 1200, 120 South Riverside Plaza, Chicago, Illinois 60606.

               INDEX TO CONSOLIDATED FINANCIAL STATEMENTS COVERED

                       BY REPORT OF INDEPENDENT AUDITORS


                                                                                      PAGE(S)
                                                                                      -------
Report of Independent Auditors......................................................      17
Consolidated Balance Sheet at December 30, 1995 and December 31, 1994...............   18-19
Consolidated Statement of Operations for each of the three years in the period ended
  December 30, 1995.................................................................      20
Consolidated Statement of Cash Flows for each of the three years in the period ended
  December 30, 1995.................................................................      21
Consolidated Statement of Capital Stock and Retained Earnings for each of the three
  years in the period ended December 30, 1995.......................................      22
Notes to Consolidated Financial Statements..........................................   23-31

                     -------------------------------------
                            THIS PAGE INTENTIONALLY
                                   LEFT BLANK
                     -------------------------------------

                         REPORT OF INDEPENDENT AUDITORS


To the Members and the Board of Directors

Cotter & Company



     We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 30, 1995 and December 31, 1994, and the related consolidated statements of operations, cash flows and capital stock and retained earnings for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 30, 1995 and December 31, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.


                                                   ERNST & YOUNG LLP


Chicago, Illinois

February 12, 1996

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                  DECEMBER 30,       DECEMBER 31,
                                                                      1995               1994
                                                                  ------------       ------------
                                                                          (000'S OMITTED)
Current assets:
  Cash and cash equivalents.....................................    $ 22,473           $  1,831
  Accounts and notes receivable.................................     287,888            294,663
  Inventories...................................................     315,311            384,747
  Prepaid expenses..............................................      11,180              7,861
                                                                  ------------       ------------
               Total current assets.............................     636,852            689,102
Properties owned, less accumulated depreciation.................     165,683            164,261
Properties under capital leases, less accumulated
  amortization..................................................       5,393              4,691
Other assets....................................................      11,648             10,731

                                                                  ------------       ------------
               Total assets.....................................    $819,576           $868,785
                                                                  ==========         ==========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                           CONSOLIDATED BALANCE SHEET

                         LIABILITIES AND CAPITALIZATION


                                                                  DECEMBER 30,       DECEMBER 31,
                                                                      1995               1994
                                                                  ------------       ------------
                                                                          (000'S OMITTED)
Current liabilities:
  Accounts payable..............................................    $297,884           $334,468
  Accrued expenses..............................................      53,363             45,304
  Short-term borrowings.........................................       2,657              9,329
  Current maturities of notes, long-term debt and lease
     obligations................................................      61,634             60,564
  Patronage dividend payable in cash............................      18,315             18,383
                                                                  ------------       ------------
               Total current liabilities........................     433,853            468,048
Long-term debt..................................................      75,449             72,163
Obligations under capital leases................................       3,764              3,593
Capitalization:
  Promissory (subordinated) and instalment notes................     186,335            199,099
  Redeemable Class A common stock and partially paid
     subscriptions
     (Authorized 100,000 shares; issued and fully paid 52,710
     and
     63,350 shares).............................................       5,294              6,370
  Redeemable Class B nonvoting common stock and paid-in capital
     (Authorized 2,000,000 shares; issued and fully paid
     1,055,700 and 1,047,756 shares; issuable as partial payment
     of patronage dividends, 62,005 and 104,275 shares).........     113,062            116,663
  Retained earnings.............................................       2,661              3,764
                                                                  ------------       ------------
                                                                     307,352            325,896
  Foreign currency translation adjustment.......................        (842)              (915)
                                                                  ------------       ------------
               Total capitalization.............................     306,510            324,981
                                                                  ------------       ------------
               Total liabilities and capitalization.............    $819,576           $868,785
                                                                  ==========         ==========


                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  FOR THE YEARS ENDED
                                                     ----------------------------------------------
                                                     DECEMBER 30,      DECEMBER 31,      JANUARY 1,
                                                         1995              1994             1994
                                                     ------------      ------------      ----------
                                                     (000'S OMITTED)
Revenues...........................................   $2,437,002        $2,574,445       $2,420,727
                                                     ------------      ------------      ----------
Cost and expenses:
  Cost of revenues.................................    2,234,934         2,351,114        2,202,806
  Warehouse, general and administrative............      114,107           132,759          132,674
  Interest paid to Members.........................       20,627            22,894           24,458
  Other interest expense...........................        9,298             7,493            7,429
  Gain on sale of properties owned.................           --              (692)          (5,985)
  Other income, net................................       (1,177)             (604)            (260)
  Income tax expense...............................          176             1,163            2,582
                                                     ------------      ------------      ----------
                                                       2,377,965         2,514,127        2,363,704
                                                     ------------      ------------      ----------
Net margins........................................   $   59,037        $   60,318       $   57,023
                                                      ==========        ==========        =========

                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                     FOR THE YEARS ENDED
                                                       ------------------------------------------------
                                                       DECEMBER 30,       DECEMBER 31,       JANUARY 1,
                                                           1995               1994              1994
                                                       ------------       ------------       ----------
                                                                       (000'S OMITTED)
Operating activities:
  Net margins.......................................     $ 59,037           $ 60,318          $  57,023
  Adjustments to reconcile net margins to cash and
     cash equivalents from operating activities:
     Depreciation and amortization..................       20,706             21,613             21,566
     Provision for losses on accounts and notes
       receivable...................................        3,741              4,233              4,057
  Changes in operating assets and liabilities:
     Accounts and notes receivable..................      (13,921)           (33,112)           (38,605)
     Inventories....................................       69,436            (49,145)               183
     Accounts payable...............................      (36,584)            79,957            (45,070)
     Accrued expenses...............................        7,552              6,022             (1,143)
     Other adjustments, net.........................       (3,327)            (1,223)            (2,679)
                                                       ------------       ------------       ----------
               Net cash and cash equivalents
                 provided
                 by (used for) operating
                 activities.........................      106,640             88,663             (4,668)
                                                       ------------       ------------       ----------
Investing activities:
  Additions to properties owned.....................      (24,904)           (21,427)           (13,382)
  Proceeds from sale of properties owned............        5,022              2,174             13,999
  Changes in other assets...........................          617              1,132             (3,850)
                                                       ------------       ------------       ----------
               Net cash and cash equivalents (used
                 for) investing activities..........      (19,265)           (18,121)            (3,233)
                                                       ------------       ------------       ----------
Financing activities:
  Payment of annual patronage dividend..............      (18,383)           (16,614)           (18,570)
  Payment of notes, long-term debt and lease
     obligations....................................      (43,106)           (39,632)           (32,730)
  Proceeds from long-term borrowings................        3,000                 --                 --
  Increase (decrease) in short-term borrowings......       (6,672)           (13,851)            23,059
  Purchase of common stock..........................       (1,740)              (216)              (470)
  Proceeds from sale of Class A common stock........          168                288                323
                                                       ------------       ------------       ----------
               Net cash and cash equivalents (used
                 for) financing activities..........      (66,733)           (70,025)           (28,388)
                                                       ------------       ------------       ----------
Net increase (decrease) in cash and cash
  equivalents.......................................       20,642                517            (36,289)
                                                       ------------       ------------       ----------
Cash and cash equivalents at beginning of year......        1,831              1,314             37,603
                                                       ------------       ------------       ----------
Cash and cash equivalents at end of year............     $ 22,473           $  1,831          $   1,314
                                                       ==========         ==========           ========


                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

         CONSOLIDATED STATEMENT OF CAPITAL STOCK AND RETAINED EARNINGS

                  FOR THE THREE YEARS ENDED DECEMBER 30, 1995

                                               COMMON STOCK, $100 PAR VALUE
                                          --------------------------------------
                                                                    CLASS B                     FOREIGN
                                                CLASS A         ----------------               CURRENCY
                                          -------------------      ISSUED AND      RETAINED   TRANSLATION
                                          ISSUED   SUBSCRIBED     TO BE ISSUED     EARNINGS   ADJUSTMENT
                                          ------   ----------   ----------------   --------   -----------
                                                                  (000'S OMITTED)
Balances at January 2, 1993.............  $6,808     $   49         $108,982       $  1,284      $(932)
  Net margins...........................                                             57,023
  Foreign currency translation
     adjustment.........................                                                           262
  Patronage dividend....................                               7,686        (54,440)
  Stock issued for paid-up
     subscriptions......................     312       (312)
  Stock subscriptions...................                308
  Stock purchased and retired...........    (532)                     (5,895)
                                          ------     ------         --------         ------     ------
Balances at January 1, 1994.............   6,588         45          110,773          3,867       (670)
  Net margins...........................                                             60,318
  Foreign currency translation
     adjustment.........................                                                          (245)
  Patronage dividend....................                              10,829        (60,421)
  Stock issued for paid-up
     subscriptions......................     275       (275)
  Stock subscriptions...................                265
  Stock purchased and retired...........    (528)                     (4,939)
                                          ------     ------         --------         ------     ------
Balances at December 31, 1994...........   6,335         35          116,663          3,764       (915)
  Net margins...........................                                             59,037
  Foreign currency translation
     adjustment.........................                                                            73
  Patronage dividend....................                               6,422        (60,140)
  Stock issued for paid-up
     subscriptions......................     168       (168)
  Stock subscriptions...................                156
  Stock purchased and retired...........  (1,232)                    (10,023)
                                          ------     ------         --------         ------     ------
Balances at December 30, 1995...........  $5,271     $   23         $113,062       $  2,661      $(842)
                                          ======     ======         ========         ======     ======

---------------

     Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 30, 1995 and December 31, 1994, $14,000 at January 1, 1994 and $27,000 at January 2, 1993 (for 240, 360, 590, and 760 shares subscribed, respectively).


                See Notes to Consolidated Financial Statements.

                                COTTER & COMPANY

                               ------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES



     Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors. The significant accounting policies of the Company are summarized below.



     Consolidation. The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.



     On January 13, 1995, the Company agreed to the sale of certain inventory of its V&S(R) Variety division to a national wholesaler who has also agreed to supply the majority of the V&S(R) Stores. Also, on January 31, 1995, the Company sold certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions did not have a material impact on the Company's results of operation or financial position.



     Capitalization. The Company's capital (Capitalization) is derived from redeemable Class A voting common stock and retained earnings, together with promissory (subordinated) notes and redeemable Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes and redeemable $100 par value Class B common stock.



     Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.



     Cash equivalents. The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.



     Inventories. Inventories are stated at the lower of cost, determined on the "first-in, first-out" basis, or market.



     Properties. Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements--10 to 40 years;

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

machinery and warehouse, office and computer equipment--5 to 10 years; transportation equipment-- 3 to 7 years; and leasehold improvements--the life of the lease without regard to options for renewal.



     Retirement plans. The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.



     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



     Reporting year. The Company's reporting year-end is the Saturday closest to December 31.




2. INVENTORIES



     Inventories consisted of:



                                                     DECEMBER 30, 1995     DECEMBER 31, 1994
                                                     -----------------     -----------------
                                                                 (000'S OMITTED)
          Manufacturing inventories:
            Raw materials.........................       $   2,139             $  12,986
            Work-in-process and finished goods....          19,407                60,094
                                                          --------              --------
                                                            21,546                73,080
          Merchandise inventories.................         293,765               311,667
                                                          --------              --------
                                                         $ 315,311             $ 384,747
                                                          ========              ========



3. PROPERTIES



     Properties owned or leased under capital leases consisted of:



                                                      DECEMBER 30, 1995        DECEMBER 31, 1994
                                                     --------------------     --------------------
                                                      OWNED       LEASED       OWNED       LEASED
                                                     --------     -------     --------     -------
                                                                    (000'S OMITTED)
    Buildings and improvements....................   $173,568     $    --     $168,311     $    --
    Machinery and warehouse equipment.............     60,197          --       79,953          --
    Office and computer equipment.................     77,340          --       62,868          --
    Transportation equipment......................     21,076      11,454       22,757      14,556
                                                     --------     --------    --------     --------
                                                      332,181      11,454      333,889      14,556
    Less accumulated depreciation and
      amortization................................    178,793       6,061      181,920       9,865
                                                     --------     --------    --------     --------
                                                      153,388       5,393      151,969       4,691
    Land..........................................     12,295          --       12,292          --
                                                     --------     --------    --------     --------
                                                     $165,683     $ 5,393     $164,261     $ 4,691
                                                     ========     ========    ========     ========

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

     Long-term debt consisted of:


                                                      DECEMBER 30, 1995    DECEMBER 31, 1994
                                                      -----------------    -----------------
                                                                 (000'S OMITTED)
          Senior note at 8.60%.....................        $49,000              $50,000
          Term loans:
            5.97%..................................          3,000                   --
            Canadian prime (7.50% and 8.00%,
               respectively).......................          3,665                3,565
            Variable (7.60% and 7.20%,
               respectively).......................          6,200                6,200
          Redeemable (subordinated) term notes:
            6.85%..................................          3,328                   --
            6.97%..................................          1,131                   --
            7.00%..................................          4,363                4,346
            7.05%..................................          3,054                   --
            7.37%..................................          1,491                1,512
            7.61%..................................          3,330                3,540
          Industrial Revenue Bonds (5.28%):........          4,000                4,000
                                                      -----------------    -----------------
                                                            82,562               73,163
          Less amounts due within one year.........          7,113                1,000
                                                      -----------------    -----------------
                                                           $75,449              $72,163
                                                      =============        =============



     Principal payments for the 8.60% senior note are due in incrementally increasing amounts through maturity in 2007. Under the senior note agreement, the Company is required to meet certain financial ratios and covenants.



      Principal payments for the 5.97% term loan are due quarterly beginning in 1996 through maturity in 1999. Payments for the other two term loans are due in 1997 and 1999, respectively.



     The redeemable (subordinated) term notes were issued in exchange for promissory (subordinated) notes maturing on December 31, 1995 and 1994, that were held by promissory (subordinated) note holders, who do not own the Company's Class A common stock. The notes are due in 1996, 1997, 1998 and 1999.



     On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at either the option of the Company or the bondholders at each interest reset date through maturity in 2003.



     Total maturities of long-term debt for fiscal years 1996, 1997, 1998, 1999, 2000 and thereafter are $7,113,000, $12,234,000, $9,211,000, $14,004,000,
$4,000,000 and $36,000,000, respectively.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


     In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancellable by either party under specific circumstances, which amount to $63,000,000 at December 30, 1995. The Company pays commitment fees for these lines. The borrowings under these agreements were $2,657,000 at December 30, 1995 and were at a rate of 7.50%. All of these borrowings were for the Canadian subsidiary. At December 31, 1994, the Company had a weighted average interest rate on short-term borrowings of 6.63% and included both U.S. and Canadian borrowings.



5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS



     The Company rents buildings and warehouse, office, computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under capital and operating leases, together with the present value of the net minimum lease payments, as of December 30, 1995:



                                                                    CAPITAL    OPERATING
                                                                    -------    ---------
                                                                      (000'S OMITTED)
          Fiscal years
            1996.................................................   $ 1,984     $ 6,832
            1997.................................................     1,409       9,067
            1998.................................................     1,135       7,102
            1999.................................................       800       5,669
            2000.................................................       305       5,134
            Thereafter...........................................       306      47,599
                                                                    -------    ---------
          Net minimum lease payments.............................     5,939     $81,403
                                                                                =======
          Less amount representing interest......................       314
                                                                    -------
          Present value of net minimum lease payments............     5,625
          Less amounts due within one year.......................     1,861
                                                                    -------
                                                                    $ 3,764
                                                                     ======



     Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Rent expense under operating leases was as follows:

                                                                  FOR THE YEARS ENDED
                                                      --------------------------------------------
                                                      DECEMBER 30,     DECEMBER 31,     JANUARY 1,
                                                          1995             1994            1994
                                                      ------------     ------------     ----------
                                                                    (000'S OMITTED)
     Minimum rent..................................     $  9,553          $8,487          $8,174
     Contingent rent...............................          510             611             575
                                                      ----------       ------- ---      ------- -
                                                        $ 10,063          $9,098          $8,749
                                                      ==========       ==========       ========



6. CAPITALIZATION




     Promissory (subordinated) and instalment notes consisted of:



                                                                 DECEMBER 30,     DECEMBER 31,
                                                                     1995             1994
                                                                 ------------     ------------
                                                                        (000'S OMITTED)
     Promissory (subordinated) notes -
       Due on December 31, 1995--7.50%........................     $     --         $ 20,783
       Due on December 31, 1995--10.00%.......................           --           35,355
       Due on December 31, 1996--6.00%........................       23,588           24,888
       Due on December 31, 1996--9.50%........................       27,029           28,436
       Due on December 31, 1997--10.00%.......................       16,660           17,579
       Due on December 31, 1997--7.87%........................       15,616           16,793
       Due on December 31, 1998--7.47%........................       16,461               --
       Due on December 31, 1998--8.00%........................       27,048           28,512
       Due on December 31, 1999--8.00%........................       25,470           27,030
       Due on December 31, 1999--8.20% (issued in 1995).......       25,327           27,909
       Due on December 31, 2000--6.50%........................       23,996           25,628
       Due on December 31, 2000--7.58% (to be issued).........       32,047               --
       Instalment notes at interest rates of 6.50% to 10.00%
          with maturities through 1999........................        5,753            4,010
                                                                 ----------       ----------
                                                                    238,995          256,923
     Less amounts due within one year.........................       52,660           57,824
                                                                 ----------       ----------
                                                                   $186,335         $199,099
                                                                 ==========       ==========



     The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Total maturities of promissory and instalment notes for fiscal years 1996, 1997, 1998, 1999, and 2000 are $52,660,000, $34,007,000, $44,772,000,
$51,514,000, and $56,042,000, respectively.




7. FAIR VALUE OF FINANCIAL INSTRUMENTS



     Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.



8. INCOME TAXES



     At December 30, 1995, the Company has alternative minimum tax credit carryforwards of approximately $900,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.



     Significant components of the Company's deferred tax assets and liabilities as of December 30, 1995 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, vacation pay and contributions to fund retirement plans.



     Significant components of the provision (benefit) for income taxes are as follows:



                                                                  FOR THE YEARS ENDED
                                                      --------------------------------------------
                                                      DECEMBER 30,     DECEMBER 31,     JANUARY 1,
                                                          1995             1994            1994
                                                      ------------     ------------     ----------
                                                                    (000'S OMITTED)
     Current:
       Federal.....................................      $ (363)          $  486          $  343
       State.......................................         379              462              22
       Foreign.....................................         273              278             237
                                                      ------------     ------------     ----------
       Total current...............................         289            1,226             602
                                                      ------------     ------------     ----------
     Deferred:
       Federal.....................................        (145)            (147)          1,582
       State.......................................         (26)             (26)            317
       Foreign.....................................          58              110              81
                                                      ------------     ------------     ----------
       Total deferred..............................        (113)             (63)          1,980
                                                      ------------     ------------     ----------
                                                         $  176           $1,163          $2,582
                                                      ==========       ==========       ========

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1995, 1994 and 1993 is as follows:


                                                                  FOR THE YEARS ENDED
                                                       ------------------------------------------
                                                       DECEMBER 30,    DECEMBER 31,    JANUARY 1,
                                                           1995            1994           1994
                                                       ------------    ------------    ----------
                                                                    (000'S OMITTED)
        Tax at U.S. statutory rate..................     $ 20,725        $ 21,518       $  20,862
        Effects of:
          Patronage dividend........................      (21,049)        (21,147)        (19,054)
          State income taxes, net of federal tax
             benefit................................          229             283             220
          Other, net................................          271             509             554
                                                         --------        --------       ---------
                                                         $    176        $  1,163       $   2,582
                                                         ========        ========       =========


9. CASH FLOW


     The Company's noncash financing and investing activities in fiscal year 1995 include acquisition of transportation equipment by entering into capital leases and the acquisition of property for resale. These transactions aggregate $4,008,000. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to noncash operating and financing activities are as follows:


                                                                         FOR THE YEARS ENDED
                                                              ------------------------------------------
                                                              DECEMBER 30,    DECEMBER 31,    JANUARY 1,
                                                                  1995            1994           1994
                                                              ------------    ------------    ----------
                                                                           (000'S OMITTED)
Patronage dividend payable in cash.........................     $ 18,315        $ 18,383       $ 16,614
Promissory (subordinated) notes............................       23,536          23,213         20,852
Class B nonvoting common stock.............................       (2,592)          5,900          2,086
Instalment notes...........................................        5,972           3,058          2,939
Member indebtedness........................................       14,909           9,867         11,949
                                                                --------        --------       --------
                                                                $ 60,140        $ 60,421       $ 54,440
                                                                ========        ========       ========
Note renewals..............................................     $ 23,974        $ 26,191       $ 27,187
                                                                ========        ========       ========


     Cash paid for interest during fiscal years 1995, 1994 and 1993 totaled $29,624,000, $30,583,000 and $32,056,000, respectively. Cash paid for income taxes during fiscal years 1995, 1994 and 1993 totaled $1,012,000, $1,709,000 and $1,387,000, respectively.

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


10. RETIREMENT PLANS



     The components of net pension cost for the Company administered pension plans consisted of:



                                                                      FOR THE YEARS ENDED
                                                         ----------------------------------------------
                                                         DECEMBER 30,      DECEMBER 31,      JANUARY 1,
                                                             1995              1994             1994
                                                         ------------      ------------      ----------
                                                                        (000'S OMITTED)
Income:
  Actual return (loss) on plan assets.................     $ 25,564          $ (1,543)        $  7,486
  Amortization of excess plan assets..................          914               920              920
                                                         ------------      ------------      ----------
                                                             26,478              (623)           8,406
                                                         ------------      ------------      ----------
Expenses:
  Service cost-benefits earned during year............        4,152             4,765            4,556
  Interest on projected benefit obligation............        7,242             6,736            6,266
  Deferral of excess (deficiency) of actual over
     estimated return on plan assets..................       18,021            (8,815)           1,042
                                                         ------------      ------------      ----------
                                                             29,415             2,686           11,864
                                                         ------------      ------------      ----------
Net pension cost......................................     $  2,937          $  3,309         $  3,458
                                                         ==========        ==========          =======



     The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 4.50%, respectively, in 1995, 8.50% and 4.50%, respectively, in fiscal year 1994 and 7.50% and 4.50%, respectively, in fiscal year 1993. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal year 1995 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1995, 1994 and 1993, the expected long-term rate of return on assets was 9.50%. During 1995, the Company amended its pension plan. This amendment had no material impact on the projected benefit obligation.



     Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of

                                COTTER & COMPANY

                               ------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:



                                                                       DECEMBER 30,    DECEMBER 31,
                                                                           1995            1994
                                                                       ------------    ------------
                                                                             (000'S OMITTED)
Assets:
  Total plan assets at fair value.................................       $104,396        $ 80,046
                                                                       ==========      ==========
Obligations:
  Accumulated benefit obligations:
     Vested.......................................................       $ 77,435        $ 53,055
     Non-vested...................................................         10,830           7,683
  Effect of projected compensation increases......................         21,730          19,924
                                                                       ------------    ------------
  Total projected benefit obligations.............................        109,995          80,662
                                                                       ------------    ------------
Net excess assets (liabilities):
  Unrecognized:
     Unamortized excess assets at original date...................          7,673           8,643
     Net actuarial gain (loss)....................................         (3,793)            565
     Prior service costs..........................................         (4,017)         (5,313)
  Recognized accrued pension cost.................................         (5,462)         (4,511)
                                                                       ------------    ------------
  Total net excess assets (liabilities)...........................         (5,599)           (616)
                                                                       ------------    ------------
Total obligations and net excess assets (liabilities).............       $104,396        $ 80,046
                                                                       ==========      ==========



        The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $720,000, $757,000, and $702,000 for fiscal years 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT, AND THE EXHIBITS AND SCHEDULES RELATING THERETO, WHICH THE COMPANY HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON,
D. C. UNDER THE SECURITIES ACT OF 1933 AND TO WHICH REFERENCE IS HEREBY MADE FOR FURTHER INFORMATION WITH RESPECT TO THE COMPANY AND THE SECURITIES OFFERED HEREBY.

                               TABLE OF CONTENTS


                  ITEM                     PAGE
-----------------------------------------  ---
Available Information....................    2
Reports to Security Holders..............    2
Documents Incorporated by Reference......    2
Summary..................................    3
The Company..............................    4
Use of Proceeds..........................    4
Plan of Distribution.....................    4
Dividends................................    5
Selected Financial Data..................    5
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    6
Business.................................    8
Distribution of Patronage Dividends......   10
Management...............................   12
Description of Common Stock..............   13
Legal Matters............................   14
Index to Consolidated Financial
  Statements Covered by Report of
  Independent Auditors...................   15


    NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               COTTER & COMPANY


                                10,660 SHARES


                             CLASS A COMMON STOCK


                                $100 PAR VALUE
                           (IN UNITS OF 10 SHARES)



                              ------------------
                                  PROSPECTUS
                              ------------------


                            DATED APRIL    , 1996



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the actual or estimated expenses in connection with the issuance and distribution of the Common Stock being registered:

        Registration Fee....................................................   $    --
        Printing of Registration Statement and Prospectus...................    16,000
        Accounting Fees and Expenses........................................     9,000
        Legal Fees..........................................................    10,000
        Fees and Expenses for Qualifying Securities under "Blue Sky" Laws of
          Various States....................................................    15,000
                                                                               -------
        Total...............................................................   $50,000
                                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Company's Certificate of Incorporation, as amended, provides that the Company shall indemnify, in accordance with and to the full extent permitted by the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability or expense actually and reasonably incurred by such person in respect thereof. Such indemnification is not exclusive of any other right of such director, officer, or employee to indemnification provided by law or otherwise.



     Additionally, pursuant to Section 145(a)-(g) of the Delaware General Corporation Law which empowers a corporation to indemnify its directors, officers, employees and agents, the Board of Directors of the Company on July 23, 1973 adopted a By-Law (Article XII, Indemnification of Directors, Officers and Employees--Exhibit 3-A to the Company's Form 10-K Annual Report for the year ended January 1, 1994 and incorporated herein by reference) providing for such indemnification. The following is a summary of the most significant provisions of said By-Law:


     As against third parties, the Company shall indemnify any director, officer, employee or agent for any expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in defending any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative brought against such person by reason of the fact that he was or is a director, officer, employee or agent, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding if he had no reasonable cause to believe his conduct unlawful.

     In any action or suit by or in the right of the Company, the Company shall indemnify any director, officer, employee or agent who is or was a party or threatened to be made a party to such threatened, pending or completed action or suit, for expenses (including attorney's fees and amounts paid in settlement) reasonably and actually incurred in connection with the defense or settlement of such suit or action, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made if such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of Delaware or the court where the suit was brought finds that in view of all the circumstances of the case, such person is entitled to indemnification.

     Any indemnification, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the party to be indemnified has met the applicable standard of conduct. Such determination shall be made by the Board of Directors by a majority vote of a quorum, consisting of directors who were not parties of such action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

     Additionally, the shareholders of the Company have approved an amendment to the Certificate of Incorporation to eliminate personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty of care. The amendment provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 is concerned, see Item 17 "Undertakings" below.

ITEM 16. EXHIBITS.


    EXHIBIT
    NUMBER                                      DESCRIPTION
    -----                                       -----------
     4-A      Article Fourth of the Certificate of Incorporation of the Company, setting forth the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Class A common stock and
              Class B common stock of the Company. Article Twelfth of the Certificate of
              Incorporation of the Company, setting forth certain limitations on the rights of shareholders to bring an action against directors for breach of the duty of care. Incorporated by reference--Exhibit 3-A to the Company's Form 10-K Annual
              Report for the year ended January 1, 1994.

     4-B      Articles VI, VII, VIII, IX and XI of the By-Laws of the Company relating to:
              certain qualifications, limitations and restrictions on the common stock of the
              Company; the Member agreement between the Company and its shareholders; the payment of patronage dividends; dividends; qualifying shares; and valuation of
              Class B common stock of the Company issued as part of the annual patronage dividend. Incorporated by reference--Exhibit 3-B to the Company's Form 10-K
              Annual Report for the year ended January 1, 1994.

     4-C      Specimen certificate of Class A common stock. Incorporated by reference--Exhibit 4-A to Registration Statement on Form S-2 (No. 2-82836).

     4-D      Specimen certificate of Class B common stock. Incorporated by reference--Exhibit 4-B to Registration Statement on Form S-2 (No. 2-82836).

     4-E      Promissory (subordinated) note form effective for the year-ending December 31,
              1986 and thereafter. Incorporated by reference--Exhibit 4-H to Registration
              Statement on Form S-2 (No. 33-20960).

    EXHIBIT
    NUMBER                                      DESCRIPTION
    -----                                       -----------
     4-F      Instalment note form. Incorporated by reference--Exhibit 4-F to Registration
              Statement on Form S-2 (No. 2-82836).

     4-G      Copy of Note Agreement with Prudential Insurance Company of America dated April
              13, 1992 securing 8.60% Senior Notes in the principal sum of $50,000,000 with a maturity date of April 1, 2007. Incorporated by reference--Exhibit 4-J to
              Post-Effective Amendment No. 2 to Registration Statement on Form S-2 (No.
              33-39477).

     4-H      Cotter & Company $50,000,000 Private Shelf Agreement with Prudential Insurance
              Company of America dated December 29, 1995 incorporating amendment on existing
              Note Agreement with Prudential Insurance Company of America securing 8.60%
              Senior Notes in the principal sum of $50,000,000 with a maturity date of April
              1, 2007.

     4-I      Trust Indenture between Cotter & Company and First Trust of Illinois (formerly
              Bank of America). Incorporated by reference--Exhibit T3C to Cotter & Company
              Form T-3 (No. 22-26210).

     5        Opinion of Messrs. Arnstein & Lehr.

    10-A      Form of "Retail Member Agreement with Cotter & Company" between the Company and its Members that offer primarily hardware and related items. Incorporated by reference--Exhibit 10-C to Post-Effective Amendment No. 2 to Registration
              Statement on Form S-2 (No. 33-39477).

    10-B      Current form of "Subscription to Shares of Cotter & Company". Incorporated by
              reference--Exhibit 10-H to Registration Statement on Form S-2 (No. 2-82836).

    10-C      Cotter & Company Defined Lump Sum Pension Plan (As Amended and Restated
              Effective As Of January 1, 1996).

    10-D      Cotter & Company Employees' Savings and Compensation Deferral Plan (As Amended
              and Restated Effective April 1, 1994). Incorporated by reference--Exhibit 10-D to Post-Effective Amendment No. 4 to Registration Statement on Form S-2
              (33-39477).

    10-E      Cotter & Company Supplemental Retirement Plan between Cotter & Company and selected executives of the Company (As Amended and Restated January 2, 1996
              Effective As Of January 1, 1996).

    10-F      Annual Incentive Compensation Program and Long-Term Incentive Compensation
              Program between Cotter & Company and selected executives of the Company.
              Incorporated by reference--filed as Exhibits A and B to Exhibit 10-N to
              Registration Statement on Form S-2 (No. 33-39477).

    10-G      Cotter & Company Long-Term Incentive Compensation Program for Executive
              Management (Amended) dated November 7, 1994. Incorporated by reference--Exhibit
              10-I to Post-Effective Amendment No. 4 to Registration Statement on Form S-2
              (No. 33-39477).

    10-H      Employment Agreement between Cotter & Company and Daniel A. Cotter dated
              October 15, 1984. Incorporated by reference--Exhibit 10-N to Post-Effective
              Amendment No. 2 to Registration Statement on Form S-2 (No. 2-82836).

    10-I      Amendment No. 1 to Employment Agreement between Cotter & Company and Daniel A.
              Cotter dated October 15, 1984 effective January 1, 1991. Incorporated by reference--Exhibit 10-N to Registration Statement on Form S-2 (No. 33-39477).

    EXHIBIT
    NUMBER                                      DESCRIPTION
    -----     -------------------------------------------------------------------------------
    10-J      Contract between Daniel T. Burns and the Company.
    10-K      Contract between Kerry J. Kirby and the Company.
    23-A      Consent of Arnstein & Lehr is included in Exhibit 5 to this Registration
              Statement.
    23-B      Consent of Independent Auditors (included on page S-6).
    27        Financial Data Schedule.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 19TH DAY OF MARCH 1996.


                                         COTTER & COMPANY

                                         By:        /s/ DANIEL A. COTTER

                                         ---------------------------------------
                                                      Daniel A. Cotter
                                            President, Chief Executive Officer
                                                      and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


               SIGNATURE                                      TITLE                              DATE
---------------------------------------   ---------------------------------------------    ---------------
             /s/ DANIEL A. COTTER         President, Chief Executive Officer and            March 19, 1996
---------------------------------------     Director
           Daniel A. Cotter

             /s/ STEVEN J. PORTER         Executive Vice President and Chief Operating      March 19, 1996
---------------------------------------     Officer
           Steven J. Porter

               /s/ KERRY J. KIRBY         Vice President, Treasurer and Chief Financial      March 19, 1996
---------------------------------------     Officer
            Kerry J. Kirby

           /s/ JERRALD T. KABELIN         Chairman of the Board and Director                March 19, 1996
---------------------------------------
          Jerrald T. Kabelin

      /s/ WILLIAM M. CLAYPOOL, III        Director                                          March 19, 1996
---------------------------------------
       William M. Claypool, III

          /s/ SAMUEL D. COSTA, JR.        Director                                          March 19, 1996
---------------------------------------
         Samuel D. Costa, Jr.

             /s/ LEONARD C. FARR          Director                                          March 19, 1996
---------------------------------------
            Leonard C. Farr

         /s/ WILLIAM M. HALTERMAN         Director                                          March 19, 1996
---------------------------------------
         William M. Halterman

             /s/ ROBERT J. LADNER         Director                                          March 19, 1996
---------------------------------------
           Robert J. Ladner

              /s/ LEWIS W. MOORE          Director                                          March 19, 1996
---------------------------------------
            Lewis W. Moore

            /s/ KENNETH M. NOBLE          Director                                          March 19, 1996
---------------------------------------
           Kenneth M. Noble

          /s/ RICHARD L. SCHAEFER         Director                                          March 19, 1996
---------------------------------------
          Richard L. Schaefer

            /s/ GEORGE V. SHEFFER         Director                                          March 19, 1996
---------------------------------------
           George V. Sheffer

            /s/ DENNIS A. SWANSON         Director                                          March 19, 1996
---------------------------------------
           Dennis A. Swanson

             /s/ ROBERT G. WATERS         Director                                          March 19, 1996
---------------------------------------
           Robert G. Waters

            /s/ JOHN M. WEST, JR.         Director                                          March 19, 1996
---------------------------------------
           John M. West, Jr.

            /s/ DONALD E. YEAGER          Director                                          March 19, 1996
---------------------------------------
           Donald E. Yeager

                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the use of our report dated February 12, 1996, in Post-Effective Amendment No. 5 to the Registration Statement (Form S-2 No. 33-39477) and related Prospectus of Cotter & Company for the registration of 10,660 shares of its Class A common stock. We also consent to the incorporation by reference therein our report with respect to the consolidated financial statements of Cotter & Company for each of the three years in the period ended December 30, 1995 included in the Annual Report (Form 10-K) of Cotter & Company for the year ended December 30, 1995, filed with the Securities and Exchange Commission.


                                          ERNST & YOUNG LLP

Chicago, Illinois

March 19, 1996

                            INDEX TO EXHIBITS FILED

                      TO POST-EFFECTIVE AMENDMENT NO. 5 TO

                           REGISTRATION STATEMENT ON
                          FORM S-2 OF COTTER & COMPANY


EXHIBIT
NUMBER                                          EXHIBIT
------     ----------------------------------------------------------------------------------
  4-H      Cotter & Company $50,000,000 Private Shelf Agreement with Prudential Insurance
           Company of America dated December 29, 1995 incorporating amendment on existing
           Note Agreement with Prudential Insurance Company of America securing 8.60% Senior
           Notes in the principal sum of $50,000,000 with a maturity date of April 1, 2007.
  5        Opinion of Messrs. Arnstein & Lehr.
 10-C      Cotter & Company Defined Lump Sum Pension Plan (As Amended and Restated Effective
           as of January 1, 1996).
 10-E      Cotter & Company Supplemental Retirement Plan between Cotter & Company and selected executives of the Company (As Amended and Restated January 2, 1996
           Effective as of January 1, 1996).
 10-J      Contract between Daniel T. Burns and the Company.
 10-K      Contract between Kerry J. Kirby and the Company.
 23-B      Consent of Independent Auditors (included on page S-6).
 27        Financial Data Schedule



Exhibits incorporated by reference are listed on Pages S-2 through S-4 of Post-Effective Amendment No. 5 to Registration Statement on Form S-2 of Cotter & Company.